UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

06005066

SEC FILE NUMBER
8-30993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beaconsfield Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 W. Mall Plaza, Suite 204
(No. and Street)

Carnegie (City) PA (State) 15106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard King Rainier 412-276-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nicksich, Joseph Paul
(Name – *if individual, state last, first, middle name*)

453 Wall Avenue (Address) Wall (City) PA (State) 15148 (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard King Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
HOWARD T. GILFILLAN, Notary Public
Carnegie Boro., Allegheny County
My Commission Expires July 30, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

To the Board of Directors
Beaconsfield Financial Services, Inc.
Carnegie, Pennsylvania

We have audited the accompanying balance sheet of Beaconsfield Financial Services, Inc. as of December 31, 2005, and the related statements of earnings and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph A. Nicksich

Nicksich & Neel, P.C.
Wall, Pennsylvania
February 24, 2006

BEACONSFIELD FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2005

CURRENT ASSETS	
Cash and Cash Equivalents	$ 37,216
Accounts Receivable, Commissions	92,151
Accounts Receivable, Clearance Accounts	25,036
Prepaid Expenses	5,223
Investment, At Market - Note A	100,460
Total Current Assets	260,086
PROPERTY AND EQUIPMENT	
Furniture and Fixtures	43,037
Less: Accumulated Depreciation	36,828
Net Property and Equipment	6,209
Total Assets	$ 266,295
CURRENT LIABILITIES	
Accounts Payable	$ 3,211
Commissions Payable	126,024
Accrued Payroll	5,595
SEP Payable	4,516
Total Current Liabilities	139,346
STOCKHOLDERS' EQUITY	
Common Stock, $.50 Par Value 100,000 Shares Authorized, 38,000 Shares Issued and Outstanding	19,000
Retained Earnings	86,789
Accumulated other Comprehensive Income	21,160
Total Stockholders' Equity	126,949
Total Liabilities and Stockholders' Equity	$ 266,295

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME	
Commissions	$ 2,585,396
Other	1,588
Total Income	2,586,984
OPERATING, GENERAL & ADMINISTRATIVE	
Operating Expenses	504,144
General & Administrative Expenses	88,010
Total Operating, General and Administrative	2,592,154
Net (Loss) From Operations	(5,170)
OTHER INCOME	
Interest & Dividends	3,057
Total Other Income	3,057
Net (Loss)	(2,113)
OTHER COMPREHENSIVE INCOME	
Unrealized Gains on Marketable Securities	14,228
Comprehensive Income	$ 12,115

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

FROM OPERATING ACTIVITIES	
Comprehensive Income	$ 12,115
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	666
Increase (Decrease) from Changes In:	
Accounts Receivable	(20,865)
Prepaid Expenses	2,811
Investments	(16,445)
Employee Advance	2,600
Commissions Payable	39,749
Accrued Payroll	(2,783)
SEP Payable	(12,484)
Accounts Payable	(6,213)
NET CASH USED IN OPERATING ACTIVITIES	(849)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of Equipment	(5,649)
NET CASH USED IN INVESTING ACTIVITIES	(5,649)
NET DECREASE IN CASH	(6,498)
CASH BALANCE AT BEGINNING OF YEAR	43,714
CASH BALANCE AT END OF YEAR	$ 37,216

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BACKGROUND INFORMATION

Beaconsfield Financial Services, Inc. was organized and incorporated in the Commonwealth of Pennsylvania on October 25, 1983. The Company's initial capitalization provided for it to have the authority to issue 100,000 shares of common stock with a par value of fifty cents per share.

The Company is in the financial services industry and complies with all local, state and governmental rules and regulations.

Revenues are reported as earned and costs as incurred in accordance with generally accepted accounting principles.

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, generally the fifth business day after trade date.

SECURITIES VALUATION

Securities held in firm trading and investment accounts are valued at market, and securities not readily marketable are valued at fair value as determined by management.

FULLY DISCLOSED BASIS

The Corporation is associated with Mesirow & Company, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Corporation and its customers. As such, the Corporation is exempt from the requirements to maintain a special reserve bank account for the exclusive benefit of customers, as prescribed by Rule 15c3-3.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment is provided by the use of straight line methods and amounted to $666 for the year ended December 31, 2005.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The cost of the assets sold, retired, or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

Expenditures for maintenance and repairs are charged against operations. Renewals and improvements that materially extend the life of the assets are capitalized.

INCOME TAXES

There is no provision for Corporate income taxes for the year ending December 31, 2005.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c(3) (1) of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance of $50,000.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5 (d) (4) required reporting on any material differences between the audited computation and the Company's computation. There were no material differences at December 31, 2005.

NOTE C – LEASE COMMITMENTS

The company leases office space under a renewable lease agreement. Minimum rental commitments are approximately $19,000 for 2006.

BEACONSFIELD FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2005

Net Capital:		
Total Stockholders' Equity	$	126,949
Less: Prepaid Expenses		5,223
: Fixed Assets (Net Book Value)		6,209
Total Non-Allowable Assets		11,432
Net Capital Before Haircuts on Securities Positions		115,517
Haircuts on Securities:		
Other Securities		13,221
Net Capital		102,296
Capital Requirements		50,000
Net capital in Excess of Minimum Requirements	$	52,296
Aggregate Indebtedness	$	139,346
Ratio of Aggregate Indebtedness to Net Capital		1.362

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES
SCHEDULE II - DETAIL OF OPERATING AND GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31,2005

OPERATING EXPENSES		
Advertising	$	6,687
Commissions		2,057,383
Depreciation		666
Equipment Rental		13,963
Insurance		7,301
Internet Access		3,451
Payroll Taxes		19,231
Regulatory Expenses		9,017
Rent		17,940
Repairs & Maintenance		1,869
Retirement Plan		72,037
Selling Expense		12,411
Telephone		10,677
Wages		271,511
	$	2,504,144

GENERAL AND ADMINISTRATIVE		
Auto Expense	$	13,457
Contributions		1,281
Dues and Subscription		4,691
Employee Benefits		23,586
Legal and Accounting		3,700
Miscellaneous		205
Office Supplies and Expense		18,225
Outside Services		3,600
Postage		5,980
Travel and Entertainment		13,285
	$	88,010

The accompanying notes are an integral part of these financial statements.

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Beaconsfield Financial Services, Inc.

We have audited the accompanying financial statements of Beaconsfield Financial Services, Inc. as of and for the year ended December 31, 2005 and have issued our report thereon dated February 24, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph P. Nicksich

Nicksich & Neel, P.C.
Wall, Pennsylvania
February 24, 2006

EXHIBIT A – INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Beaconsfield Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Beaconsfield Financial Services, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of

Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Joseph P. Nicksich

Nicksich & Neel, P.C.
Wall, Pennsylvania
February 24, 2006

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: BEACONSFIELD FINANCIAL SERVICE [0013]

SEC File Number: 8- 30993 [0014]

Address of Principal Place of Business: 101 W. MAIN STREET [0020]

CARNEGIE [0021] PA [0022] 15106 [0023]

Firm ID: 14634 [0015]

For Period Beginning 01/01/2006 [0024] And Ending 02/28/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAINIER BETTY, SECRETARY [0030] Phone: (412) 276-5600 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____________ [0032] Phone: ____________ [0033]

Name: ____________ [0034] Phone: ____________ [0035]

Name: ____________ [0036] Phone: ____________ [0037]

Name: ____________ [0038] Phone: ____________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	37,216 [0200]		37,216 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	25,036 [0295]		
	B. **Other**	[0300]	[0550]	25,036 [0810]
3.	Receivables from non-customers	92,151 [0355]	[0600]	92,151 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	100,460 [0424]		
	E. **Spot commodities**	[0430]		100,460 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted**			

	securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	6,209 [0680]	6,209 [0920]
11.	Other assets	[0535]	5,223 [0735]	5,223 [0930]
12.	TOTAL ASSETS	254,863 [0540]	11,432 [0740]	266,295 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	126,024 [1155]	[1355]	126,024 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	13,322 [1205]	[1385]	13,322 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination			

(15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	139,346 [1230]	0 [1450]	139,346 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	19,000 [1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	107,949 [1794]
	E. Total	126,949 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	126,949 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	266,295 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2005 [3932] Period Ending 12/31/2005 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	57,728 [3935]
b.	Commissions on listed option transactions	1,279 [3938]
c.	All other securities commissions	729,900 [3939]
d.	Total securities commissions	788,907 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	14,228 [3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	1,080,415 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	720,719 [3995]
9.	Total revenue	2,604,269 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	188,000 [4120]
11.	Other employee compensation and benefits	2,140,894 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses	9,042 [4195]
15.	Other expenses	254,218 [4100]
16.	Total expenses	2,592,154 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	12,115 [4210]

18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		12,115 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-14,252 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 28816 [4335A]	MESIROW FINANCIAL, INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		126,949 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		126,949 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		126,949 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	11,432 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-11,432 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		115,517 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	
	2. **Debt securities**	[3733]	

3. Options	[3730]	
4. Other securities	9,000 [3734]	
D. Undue Concentration	4,221 [3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-13,221 [3740]
10. Net Capital		102,296 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	9,289 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	52,296 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	88,361 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		139,346 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts(List)		
[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]
19. Total aggregate indebtedness		139,346 [3840]
		% 136

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			114,834 [4240]
	A.	Net income (loss)		12,115 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			126,949 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]